Credit Suisse (Bank) Financial Statements 6M09

Credit Suisse (Bank) Financial Statements 6M09
Report of Independent Registered Public Accounting Firm
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments
Note 3 Discontinued operations
Note 4 Segment reporting
Note 5 Net interest income
Note 6 Commissions and fees
Note 7 Trading revenues
Note 8 Other revenues
Note 9 Provision for credit losses
Note 10 Compensation and benefits
Note 11 General and administrative expenses
Note 12 Trading assets and liabilities
Note 13 Investment securities
Note 14 Loans
Note 15 Other assets and liabilities
Note 16 Long-term debt
Note 17 Accumulated other comprehensive income
Note 18 Tax
Note 19 Employee share-based compensation and other compensation benefits
Note 20 Pension and other post-retirement benefits
Note 21 Derivatives and hedging activities
Note 22 Guarantees and commitments
Note 23 Transfers of financial assets and variable interest entities
Note 24 Fair value of financial instruments
Note 25 Assets pledged or assigned
Note 26 Litigation

Report of Independent Registered Public Accounting Firm
To the Board of Directors of

Credit Suisse AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of June 30, 2010 and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the six-month periods ended June 30, 2010 and 2009. These condensed consolidated financial statements are the responsibility of the Bank's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as of December 31, 2009, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 25, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
August 6, 2010

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)

in	6M10	6M09

Consolidated statements of operations (CHF million)

Interest and dividend income	13,509	14,285

Interest expense	(10,615)	(11,328)

Net interest income	2,894	2,957

Commissions and fees	6,502	6,014

Trading revenues	6,941	8,168

Other revenues	297	(1,049)

Net revenues	16,634	16,090

Provision for credit losses	(41)	472

Compensation and benefits	7,664	8,548

General and administrative expenses	3,712	3,432

Commission expenses	1,006	888

Total other operating expenses	4,718	4,320

Total operating expenses	12,382	12,868

Income from continuing operations before taxes	4,293	2,750

Income tax expense	881	963

Income from continuing operations	3,412	1,787

Income/(loss) from discontinued operations, net of tax	(19)	(19)

Net income	3,393	1,768

Less net income/(loss) attributable to noncontrolling interests	213	(1,771)

Net income attributable to shareholder	3,180	3,539

of which from continuing operations	3,199	3,558

of which from discontinued operations	(19)	(19)

Consolidated balance sheets (unaudited)

end of	6M10	2009

Assets (CHF million)

Cash and due from banks	78,079	52,535

of which reported from consolidated VIEs	2,008	–

Interest-bearing deposits with banks	4,140	2,200

of which reported at fair value	289	–

of which reported from consolidated VIEs	289	–

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	249,496	208,378

of which reported at fair value	153,125	128,303

of which reported from consolidated VIEs	1,330	–

Securities received as collateral, at fair value	42,747	37,371

of which encumbered	23,766	27,671

Trading assets, at fair value	348,158	331,307

of which encumbered	112,061	112,843

of which reported from consolidated VIEs	6,512	–

Investment securities	7,777	9,190

of which reported at fair value	7,777	9,190

of which reported from consolidated VIEs	422	–

Other investments	19,371	23,547

of which reported at fair value	16,780	20,865

of which reported from consolidated VIEs	2,826	–

Net loans	208,661	221,452

of which reported at fair value	23,219	36,246

of which allowance for loan losses	(1,055)	(1,184)

of which reported from consolidated VIEs	5,922	–

Premises and equipment	6,192	5,901

of which reported from consolidated VIEs	17	–

Goodwill	8,447	8,132

Other intangible assets	367	318

of which reported at fair value	90	30

Brokerage receivables	51,693	41,872

Other assets	89,261	68,279

of which reported at fair value	44,098	29,097

of which encumbered	671	975

of which reported from consolidated VIEs	19,949	–

Assets of discontinued operations held-for-sale	69	0

Total assets	1,114,458	1,010,482

Consolidated balance sheets (unaudited)

end of	6M10	2009

Liabilities and equity (CHF million)

Due to banks	49,958	50,081

of which reported at fair value	4,337	4,914

Customer deposits	261,467	258,697

of which reported at fair value	2,983	2,038

of which reported from consolidated VIEs	34	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	202,932	191,587

of which reported at fair value	130,279	122,136

Obligation to return securities received as collateral, at fair value	42,747	37,371

Trading liabilities, at fair value	164,423	134,875

of which reported from consolidated VIEs	383	–

Short-term borrowings	20,067	6,058

of which reported at fair value	3,304	3,383

of which reported from consolidated VIEs	4,352	–

Long-term debt	180,712	156,676

of which reported at fair value	89,096	70,900

of which reported from consolidated VIEs	21,918	–

Brokerage payables	83,625	59,132

Other liabilities	66,139	70,254

of which reported at fair value	29,847	30,271

of which reported from consolidated VIEs	1,602	–

Liabilities of discontinued operations held-for-sale	0	0

Total liabilities	1,072,070	964,731

Common shares / Participation certificates	4,400	4,400

Additional paid-in capital	21,815	24,299

Retained earnings	9,151	11,422

Treasury shares, at cost	(196)	(487)

Accumulated other comprehensive income/(loss)	(7,677)	(8,406)

Total shareholder's equity	27,493	31,228

Noncontrolling interests	14,895	14,523

Total equity	42,388	45,751

Total liabilities and equity	1,114,458	1,010,482

end of	6M10	2009

Additional share information

Par value (CHF)	100.00	100.00

Issued shares (million)	44.0	44.0

Shares outstanding (million)	44.0	44.0

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders

	Common shares/ Participa- tion certi- ficates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M10 (CHF million)

Balance at beginning of period	4,400	24,299	11,422	(487)		(8,406)	31,228	14,523	45,751	43,996,652	[2]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–		–	–	(9)	(9)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [3,4]	–	–	–	–		–	–	(669)	(669)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [4]	–	–	–	–		–	–	224	224	–

Net income	–	–	3,180	–		–	3,180	213	3,393	–

Cumulative effect of accounting changes, net of tax	–	–	(2,384)	–		135	(2,249)	–	(2,249)	–

Gains/(losses) on cash flow hedges	–	–	–	–		22	22	–	22	–

Foreign currency translation	–	–	–	–		546	546	655	1,201	–

Unrealized gains/(losses) on securities	–	–	–	–		20	20	–	20	–

Actuarial gains/(losses)	–	–	–	–		7	7	–	7	–

Net prior service cost	–	–	–	–		(1)	(1)	–	(1)	–

Total other comprehensive income/(loss), net of tax	–	–	–	–		594	594	655	1,249	–

Sale of treasury shares	–	(44)	–	1,572		–	1,528	–	1,528	–

Repurchase of treasury shares	–	–	–	(1,281)		–	(1,281)		(1,281)	–

Share-based compensation, net of tax	–	(2,356)	–	–		–	(2,356)	–	(2,356)	–

Dividends on share-based compensation, net of tax	–	(84)	–	–		–	(84)	–	(84)	–

Cash dividends paid	–	–	(3,067)	–		–	(3,067)	(92)	(3,159)	–

Changes in scope of consolidation, net	–	–	–	–		–	–	56	56	–

Other	–	–	–	–		–	–	(6)	(6)	–

Balance at end of period	4,400	21,815	9,151	(196)		(7,677)	27,493	14,895	42,388	43,996,652

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 The Bank's total share capital is fully paid and consists of 43,996,652 registered shares with nominal value of CHF 100 per share. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding. 3 Distributions to owners in funds include the return of original capital invested and any related dividends. 4 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders

	Common shares/ Participa- tion certi- ficates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M09 (CHF million)

Balance at beginning of period	4,400	25,059	5,132	18	(7,741)	26,868	19,281	46,149	43,996,652

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	9	–	–	–	9	(9)	–	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [3,4]	–	–	–	–	–	–	(213)	(213)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [4]						–	947	947	–

Net income/(loss)	–	–	3,539	–	–	3,539	(1,771)	1,768	–

Gains/(losses) on cash flow hedges	–	–	–	–	32	32	–	32	–

Foreign currency translation	–	–	–	–	580	580	667	1,247	–

Unrealized gains/(losses) on securities	–	–	–	–	(7)	(7)	–	(7)	–

Actuarial gains/(losses)	–	–	–	–	6	6	–	6	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	611	611	667	1,278	–

Sale of treasury shares	–	16	–	769	–	785	–	785	–

Repurchase of treasury shares	–	–	–	(1,165)	–	(1,165)	–	(1,165)	–

Share-based compensation, net of tax	–	(669)	–	–	–	(669)	–	(669)	–

Dividends on share-based compensation, net of tax	–	(6)	–	–	–	(6)	–	(6)	–

Cash dividends paid	–	–	(77)	–	–	(77)	(41)	(118)	–

Changes in scope of consolidation, net	–	–	–	–	–	–	(144)	(144)	–

Other	–	–	2	–	–	2	45	47	–

Balance at end of period	4,400	24,408	8,596	(378)	(7,130)	29,896	18,767	48,663	43,996,652

Comprehensive income (unaudited)

in	6M10	6M09

Comprehensive income (CHF million)

Net income/(loss)	3,393	1,768

Other comprehensive income/(loss), net of tax	1,249	1,278

Comprehensive income/(loss)	4,642	3,046

Comprehensive income/(loss) attributable to noncontrolling interests	868	(1,104)

Comprehensive income/(loss) attributable to shareholders	3,774	4,150

Consolidated statements of cash flows (unaudited)

in	6M10	6M09

Operating activities of continuing operations (CHF million)

Net income	3,393	1,768

(Income)/loss from discontinued operations, net of tax	19	19

Income/(loss) from continuing operations	3,412	1,787

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	565	511

Provision for credit losses	(41)	472

Deferred tax provision	526	813

Share of net income from equity method investments	(62)	18

Trading assets and liabilities	17,267	(3,736)

(Increase)/decrease in other assets	(2,678)	20,246

Increase/(decrease) in other liabilities	15,707	(35,030)

Other, net	1,729	1,903

Total adjustments	33,013	(14,803)

Net cash provided by/(used in) operating activities of continuing operations	36,425	(13,016)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(1,602)	1,519

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(30,695)	36,175

Purchase of investment securities	(32)	(123)

Proceeds from sale of investment securities	680	18

Maturities of investment securities	590	1,583

Investments in subsidiaries and other investments	(363)	(350)

Proceeds from sale of other investments	936	1,074

(Increase)/decrease in loans	4,349	6,845

Proceeds from sales of loans	478	376

Capital expenditures for premises and equipment and other intangible assets	(757)	(488)

Proceeds from sale of premises and equipment and other intangible assets	3	2

Other, net	157	37

Net cash provided by/(used in) investing activities of continuing operations	(26,256)	46,668

Consolidated statements of cash flows (unaudited) (continued)

in	6M10	6M09

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	7,926	(24,709)

Increase/(decrease) in short-term borrowings	8,617	6,729

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	3,384	(35,636)

Issuances of long-term debt	29,153	21,692

Repayments of long-term debt	(26,830)	(35,774)

Issuances of common shares	0	0

Sale of treasury shares	1,528	785

Repurchase of treasury shares	(1,281)	(1,165)

Dividends paid/capital repayments	(3,159)	(124)

Other, net	(3,114)	(2,238)

Net cash provided by/(used in) financing activities of continuing operations	16,224	(70,440)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(751)	2,466

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	(98)	0

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	25,544	(34,322)

Cash and due from banks at beginning of period	52,535	90,521

Cash and due from banks at end of period	78,079	56,199

Supplemental cash flow information (unaudited)

in	6M10	6M09

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	473	595

Cash paid for interest	10,278	11,616

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	0	49

Liabilities sold	0	12

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse (the Bank) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2009, included in the Credit Suisse Annual Report 2009. For a description of the Bank’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2009. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2009.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the most recently adopted accounting standards and standards to be adopted in future periods, refer to Note 1 – Summary of significant accounting policies in V – Condensed consolidated financial statements – unaudited in Credit Suisse Group AG’s (the Group) financial report for the second quarter of 2010 (Credit Suisse Financial Report 2Q10). The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be substantially the same.

Note 2 Business developments
Acquisitions and divestitures
On May 10, 2010, Credit Suisse announced that it entered into an agreement to purchase from Fortis Bank Nederland its prime fund solutions business, a global leader in hedge fund administration services. This transaction is expected to close in 4Q10.

For further information on divestitures, refer to Note 3 – Discontinued operations.
Note 3 Discontinued operations
For further information on the sale of the Bank’s traditional investment strategies business in Asset Management to Aberdeen Asset Management, refer to Note 3 – Discontinued operations in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q10.

Income/(loss) from discontinued operations

in	6M10	6M09

Income/(loss) from discontinued operations (CHF million)

Net revenues	(19)	56

Total expenses	0	(160)

Income/(loss) from discontinued operations before taxes	(19)	(104)

Gain on disposal	0	75

Income tax expense/(benefit)	0	(10)

Income/(loss) from discontinued operations, net of tax	(19)	(19)

Note 4 Segment reporting
Overview
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income before taxes of these non-consolidated affiliate entities included in the segment presentation for 6M10 and 6M09 were CHF 276 million and CHF 373 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 883 million and CHF 908 million, respectively. Total assets of these non-consolidated affiliate entities included in the segment presentation as of June 30, 2010 and December 31, 2009 were CHF 49.8 billion and CHF 48.8 billion, respectively. For further information, refer to Note 4 – Segment reporting in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q10.

Net revenues and income before taxes

in	6M10	6M09

Net revenues (CHF million)

Private Banking	5,891	5,829

Investment Banking	9,315	12,453

Asset Management	1,133	440

Adjustments [1,2]	295	(2,632)

Net revenues	16,634	16,090

Income from continuing operations before taxes (CHF million)

Private Banking	1,766	1,927

Investment Banking	2,578	4,069

Asset Management	188	(435)

Adjustments [1,3]	(239)	(2,811)

Income from continuing operations before taxes	4,293	2,750

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2 Includes noncontrolling interest-related revenues of CHF 182 million and CHF (1,738) million in 6M10 and 6M09, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues. 3 Includes noncontrolling interest income of CHF 156 million and CHF (1,823) million in 6M10 and 6M09, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets

end of	6M10	2009

Total assets (CHF million)

Private Banking	351,009	345,488

Investment Banking	905,208	819,081

Asset Management	28,519	19,289

Adjustments [1]	(170,278)	(173,376)

Total assets	1,114,458	1,010,482

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Note 5 Net interest income
in	6M10	6M09

Net interest income (CHF million)

Loans	2,392	2,976

Investment securities	34	143

Trading assets	8,019	7,698

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,206	2,009

Other	1,858	1,459

Interest and dividend income	13,509	14,285

Deposits	(760)	(1,851)

Short-term borrowings	(40)	(127)

Trading liabilities	(5,748)	(4,848)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(716)	(1,577)

Long-term debt	(3,208)	(2,530)

Other	(143)	(395)

Interest expense	(10,615)	(11,328)

Net interest income	2,894	2,957

Note 6 Commissions and fees
in	6M10	6M09

Commissions and fees (CHF million)

Lending business	567	531

Investment and portfolio management	1,830	1,711

Other securities business	34	73

Fiduciary	1,864	1,784

Underwriting	1,051	986

Brokerage	1,994	1,893

Underwriting and brokerage	3,045	2,879

Other services	1,026	820

Commissions and fees	6,502	6,014

Note 7 Trading revenues
in	6M10	6M09

Trading revenues (CHF million)

Interest rate products	3,082	6,063

Foreign exchange products	1,631	(124)

Equity/index-related products	2,389	3,400

Credit products	(43)	(2,143)

Commodity, emission and energy products	(36)	363

Other products	(82)	609

Total	6,941	8,168

Represents revenues on a product basis which are not representative of business results within segments as business results utilize financial instruments across various product types.

Note 8 Other revenues
in	6M10	6M09

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	153	(1,843)

Loans held-for-sale	(72)	(134)

Long-lived assets held-for-sale	(96)	(3)

Equity method investments	113	33

Other investments	(114)	460

Other	313	438

Other revenues	297	(1,049)

Note 9 Provision for credit losses
in	6M10	6M09

Provision for credit losses (CHF million)

Provision for loan losses	(29)	291

Provision for lending-related and other exposures	(12)	181

Provision for credit losses	(41)	472

Note 10 Compensation and benefits
in	6M10	6M09

Compensation and benefits (CHF million)

Salaries and variable compensation	6,166	7,528

Social security	542	553

Other	956	467

Compensation and benefits	7,664	8,548

Note 11 General and administrative expenses
in	6M10	6M09

General and administrative expenses (CHF million)

Occupancy expenses	556	559

IT, machinery, etc.	658	569

Provisions and losses	344	555

Travel and entertainment	222	181

Professional services	1,019	736

Amortization and impairment of other intangible assets	17	20

Other	896	812

General and administrative expenses	3,712	3,432

Note 12 Trading assets and liabilities
end of	6M10	2009

Trading assets (CHF million)

Debt securities	162,418	159,277

Equity securities [1]	91,747	100,031

Derivative instruments [2]	75,754	55,323

Other	18,239	16,676

Trading assets	348,158	331,307

Trading liabilities (CHF million)

Short positions	83,902	77,605

Derivative instruments [2]	80,521	57,270

Trading liabilities	164,423	134,875

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments

end of	6M10	2009

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	42,668	31,788

Receivables not netted	16,195	16,025

Total	58,863	47,813

Cash collateral payables (CHF million)

Payables netted against derivative positions	37,083	28,808

Payables not netted [1]	15,942	18,935

Total	53,025	47,743

1 Recorded as cash collateral on derivative instruments in Note 15 - Other assets and liabilities.

Note 13 Investment securities
end of	6M10	2009

Investment securities (CHF million)

Securities available-for-sale	7,777	9,190

Total investment securities	7,777	9,190

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

6M10 (CHF million)

Debt securities issued by foreign governments	6,587	337	0	6,924

Corporate debt securities	333	0	0	333

Collateralized debt obligations	423	1	0	424

Debt securities available-for-sale	7,343	338	0	7,681

Banks, trust and insurance companies	74	10	0	84

Industry and all other	11	1	0	12

Equity securities available-for-sale	85	11	0	96

Securities available-for-sale	7,428	349	0	7,777

2009 (CHF million)

Debt securities issued by foreign governments	8,375	271	0	8,646

Corporate debt securities	312	0	0	312

Collateralized debt obligations	60	7	0	67

Other debt securities	59	0	0	59

Debt securities available-for-sale	8,806	278	0	9,084

Banks, trust and insurance companies	83	9	0	92

Industry and all other	13	1	0	14

Equity securities available-for-sale	96	10	0	106

Securities available-for-sale	8,902	288	0	9,190

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeeds from sales, realized gains and realized losses from available-for-sale securities

	6M10	6M09

in	Debt securities	Debt securities

Additional information (CHF million)

Proceeds from sales	679	18

Realized gains	5	3

Realized losses	(11)	0

Amortized cost, fair value and average yield of debt securities

	Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)

6M10 (CHF million)

Due within 1 year	1,469	1,471	2.86

Due from 1 to 5 years	5,181	5,469	3.65

Due from 5 to 10 years	594	639	3.70

Due after 10 years	99	102	2.10

Total debt securities	7,343	7,681	3.47

Note 14 Loans
end of	6M10	2009

Loans (CHF million)

Banks	2,718	2,541

Commercial	43,141	45,479

Consumer	73,485	72,413

Public authorities	873	886

Lease financings	1,982	1,930

Switzerland	122,199	123,249

Banks	7,122	7,852

Commercial	57,096	68,968

Consumer	19,348	17,386

Public authorities	2,941	4,161

Lease financings	1,112	1,109

Foreign	87,619	99,476

Gross loans	209,818	222,725

Net (unearned income)/deferred expenses	(102)	(89)

Allowance for loan losses	(1,055)	(1,184)

Net loans	208,661	221,452

Impaired loan portfolio (CHF million)

Gross impaired loans	1,604	1,932

of which loans with a specific allowance	1,484	1,600

of which loans without a specific allowance	120	332

Allowance for loan losses

in	6M10	6M09

Allowance for loan losses (CHF million)

Balance at beginning of period	1,184	1,428

Net movements recognized in statements of operations	(30)	291

Gross write-offs	(150)	(460)

Recoveries	30	25

Net write-offs	(120)	(435)

Provisions for interest	3	22

Foreign currency translation impact and other adjustments, net	18	20

Balance at end of period	1,055	1,326

of which a specific allowance	727	917

of which an inherent credit loss allowance	328	409

Additional loan information

in	6M10	6M09

Additional loan information (CHF million)

Net gains/(losses) on the sale of loans	(72)	(134)

Note 15 Other assets and liabilities
end of	6M10	2009

Other assets (CHF million)

Cash collateral on derivative instruments	16,195	16,025

Cash collateral on non-derivative transactions	1,630	1,827

Derivative instruments used for hedging	3,994	1,994

Assets held-for-sale	31,132	14,569

of which loans	29,524	14,287

of which real estate	1,608	269

Interest and fees receivable	6,411	5,645

Deferred tax assets	10,587	8,982

Prepaid expenses	845	958

Failed purchases	597	172

Other	17,870	18,107

Other assets	89,261	68,279

Other liabilities (CHF million)

Cash collateral on derivative instruments	15,942	18,935

Cash collateral on non-derivative transactions	45	29

Derivative instruments used for hedging	1,161	1,080

Provisions [1]	1,742	1,684

of which off-balance sheet risk	606	601

Interest and fees payable	9,080	6,928

Current tax liabilities	768	1,471

Deferred tax liabilities	344	187

Failed sales	8,061	9,258

Other	28,996	30,682

Other liabilities	66,139	70,254

1 Includes provisions for bridge commitments.

Note 16 Long-term debt
end of	6M10	2009

Long-term debt (CHF million)

Senior	131,442	131,547

Subordinated	27,352	25,129

Non-recourse liabilities	21,918	–

Long-term debt	180,712	156,676

of which reported at fair value	89,096	70,900

Note 17 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income

6M10 (CHF million)

Balance at beginning of period	10	(7,745)	84	(761)	6	(8,406)

Increase/(decrease)	22	544	14	(4)	0	576

Reclassification adjustments, included in net income	0	2	6	11	(1)	18

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	32	(7,064)	104	(754)	5	(7,677)

6M09 (CHF million)

Balance at beginning of period	(7)	(7,273)	71	(538)	6	(7,741)

Increase/(decrease)	31	559	(5)	(2)	0	583

Reclassification adjustments, included in net income	1	21	(2)	8	0	28

Balance at end of period	25	(6,693)	64	(532)	6	(7,130)

Note 18 Tax
Effective tax rate

in	6M10	6M09

Effective tax rate (%)

Effective tax rate	20.5	35.0

The lower effective tax rate was mainly due to a CHF 522 million benefit of a legal entity merger, offset in part by the non-tax deductibility of the UK levy on variable compensation in 2Q10.
Net deferred tax assets

end of	6M10	2009	Change

Net deferred tax assets (CHF million)

Net operating losses	6,647	6,286	361

Temporary differences	3,596	2,509	1,087

Net deferred tax assets	10,243	8,795	1,448

The increase in net deferred tax assets of CHF 1,448 million primarily related to the legal entity merger, the consolidation of Alpine Securitization Corp. (Alpine), which contributed net deferred tax assets of CHF 1,354 million and foreign exchange translation gains of CHF 437 million. Excluding these effects, net deferred tax assets decreased CHF 677 million, primarily as a result of temporary differences and taxable income in 6M10.

The Bank is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 276 million in unrecognized tax benefits within 12 months of the reporting date.

The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the US – 1999; and the UK – 1999.

Note 19 Employee share-based compensation and other compensation benefits
For further information, refer to Note 20 – Employee share-based compensation and other compensation benefits in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q10 and Note 25 – Employee share-based compensation and other compensation benefits in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2009.

Incentive Share Unit activities

in	6M10	6M09

Number of awards (million)

Balance at beginning of period	40.2	59.3

Granted	6.0	23.4

Settled	(7.2)	(23.9)

Forfeited	(0.5)	(0.1)

Balance at end of period	38.5	58.7

of which vested	3.2	0.7

of which unvested	35.3	58.0

Scaled Incentive Share Unit activities

in	6M10

Number of awards (million)

Balance at beginning of period	0.0

Granted	20.7

Forfeited	(0.1)

Balance at end of period	20.6

of which vested	0.0

of which unvested	20.6

Performance Incentive Plan activities

	6M10		6M09

	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.1	11.8	6.1	11.8

Granted	0.0	0.0	0.0	0.0

Settled	0.0	(11.6)	0.0	0.0

Forfeited	(0.1)	(0.2)	0.0	0.0

Balance at end of period	6.0	0.0	6.1	11.8

of which vested	5.2	0.0	4.3	10.0

of which unvested	0.8	0.0	1.8	1.8

Share award activities

	6M10		6M09

in	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	15.5	45.67	20.5	58.90

Granted	2.8	49.38	4.9	30.62

Settled	(3.1)	47.46	(10.7)	71.27

Forfeited	(0.2)	60.92	(0.3)	59.46

Balance at end of period	15.0	46.24	14.4	45.82

of which vested	1.1	–	0.8	–

of which unvested	13.9	–	13.6	–

Share options
The Bank has discontinued the practice of issuing options and the majority of the original grants have since vested.
Compensation expense from prior-year awards

in	6M10	6M09

Compensation expense (CHF million)

Incentive Share Unit	417	875

Scaled Incentive Share Unit	299	–

Adjustable Performance Plan Awards	510	–

Performance Incentive Plan	2	27

Share awards	127	128

Partner Asset Facility [1]	(40)	340

Cash Retention Awards	305	504

Total compensation expense	1,620	1,874

Total shares delivered (million)

Total shares delivered	44.8	23.1

1 Compensation expense represents the change in underlying fair value of the indexed assets during the period. Compensation expense in 6M09 also included the vesting of the remaining 33.3% in 1Q09.

Additional information

end of	6M10

Estimated unrecognized compensation expense (CHF million)

Incentive Share Unit	781

Scaled Incentive Share Unit	1,074

Adjustable Performance Plan Awards	1,041

Performance Incentive Plan	3

Share awards	418

Cash Retention Awards	293

Total	3,610

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.4

Note 20 Pension and other post-retirement benefits
For further information, refer to Note 21 – Pension and other post-retirement benefits in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q10 and Note 27 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2009.

The Bank previously disclosed that it expects to contribute CHF 32 million to the international single-employer defined benefit pension plans and other post-retirement defined benefit plans in 2010. As of the end of 6M10, CHF 21 million of contributions have been made.

in	6M10	6M09

Total pension costs (CHF million)

Service costs on benefit obligation	17	21

Interest costs on benefit obligation	73	70

Expected return on plan assets	(84)	(85)

Amortization of recognized prior service cost	(1)	(1)

Amortization of recognized actuarial losses	21	13

Net periodic pension costs	26	18

Settlement (gains)/losses	(2)	1

Total pension costs	24	19

Note 21 Derivatives and hedging activities
For further information, refer to Note 22 – Derivatives and hedging activities in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q10 and to Note 28 – Derivatives and hedging activities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2009.

Fair value of derivative instruments
The table below presents gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in this table. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

Fair value of derivative instruments

	Trading			Hedging			[1]

end of 6M10	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	9,861.7	7.0	6.9	0.0	0.0	0.0

Swaps	25,615.9	613.0	603.6	66.9	3.4	1.8

Options bought and sold (OTC)	2,588.9	53.4	56.1	0.0	0.0	0.0

Futures	2,742.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	1,280.9	0.3	0.3	0.0	0.0	0.0

Interest rate products	42,090.2	673.7	666.9	66.9	3.4	1.8

Forwards	2,239.4	35.3	35.7	21.2	0.9	0.0

Swaps	1,074.6	37.2	47.2	0.0	0.0	0.0

Options bought and sold (OTC)	979.1	17.0	18.3	0.0	0.0	0.0

Futures	15.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	29.4	0.2	0.3	0.0	0.0	0.0

Foreign exchange products	4,337.9	89.7	101.5	21.2	0.9	0.0

Forwards	12.7	1.8	1.2	0.0	0.0	0.0

Swaps	0.1	0.1	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	26.8	0.7	1.1	0.0	0.0	0.0

Futures	6.5	0.0	0.0	0.0	0.0	0.0

Precious metals products	46.1	2.6	2.3	0.0	0.0	0.0

Forwards	6.4	1.3	0.1	0.0	0.0	0.0

Swaps	261.5	8.9	7.1	0.0	0.0	0.0

Options bought and sold (OTC)	582.9	18.6	20.2	0.0	0.0	0.0

Futures	108.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	490.6	16.5	17.8	0.0	0.0	0.0

Equity/index-related products	1,450.0	45.3	45.2	0.0	0.0	0.0

Credit derivatives [2]	2,312.1	64.7	59.2	0.0	0.0	0.0

Forwards	26.0	2.5	2.2	0.0	0.0	0.0

Swaps	112.2	15.7	15.5	0.0	0.0	0.0

Options bought and sold (OTC)	115.4	3.1	3.3	0.0	0.0	0.0

Futures	334.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	186.2	2.7	2.5	0.0	0.0	0.0

Other products [3]	773.8	24.0	23.5	0.0	0.0	0.0

Total derivative instruments	51,010.1	900.0	898.6	88.1	4.3	1.8

The notional amount for derivative instruments (trading and hedging) was CHF 51,098.2 billion as of the end of 6M10.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)

	Trading			Hedging			[1]

end of 2009	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,956.7	6.4	6.2	0.0	0.0	0.0

Swaps	22,673.8	473.7	464.6	55.6	1.8	1.1

Options bought and sold (OTC)	2,461.2	43.6	46.1	0.0	0.0	0.0

Futures	1,895.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	926.5	0.1	0.2	0.0	0.0	0.0

Interest rate products	35,913.3	523.8	517.1	55.6	1.8	1.1

Forwards	1,675.8	18.8	21.0	22.4	0.2	0.0

Swaps	996.9	31.3	34.3	0.0	0.0	0.0

Options bought and sold (OTC)	865.6	14.8	15.8	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	17.1	0.2	0.4	0.0	0.0	0.0

Foreign exchange products	3,578.0	65.1	71.5	22.4	0.2	0.0

Forwards	12.2	1.6	1.0	0.0	0.0	0.0

Swaps	0.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	22.0	0.6	1.1	0.0	0.0	0.0

Futures	3.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	37.3	2.2	2.1	0.0	0.0	0.0

Forwards	6.3	1.6	0.1	0.0	0.0	0.0

Swaps	210.6	5.2	8.2	0.0	0.0	0.0

Options bought and sold (OTC)	352.9	18.1	21.6	0.0	0.0	0.0

Futures	124.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	501.3	1.2	1.3	0.0	0.0	0.0

Equity/index-related products	1,195.3	26.1	31.2	0.0	0.0	0.0

Credit derivatives [2]	2,414.0	68.2	61.9	0.0	0.0	0.0

Forwards	28.3	1.7	2.0	0.0	0.0	0.0

Swaps	142.6	17.4	17.8	0.0	0.0	0.0

Options bought and sold (OTC)	66.7	3.5	3.5	0.0	0.0	0.0

Futures	313.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	147.5	3.0	2.7	0.0	0.0	0.0

Other products [3]	698.7	25.6	26.0	0.0	0.0	0.0

Total derivative instruments	43,836.6	711.0	709.8	78.0	2.0	1.1

The notional amount for derivative instruments (trading and hedging) was CHF 43,914.6 billion as of December 31, 2009.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)

	6M10		2009

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	904.3	900.4	713.0	710.9

Counterparty netting [1]	(781.6)	(781.6)	(623.7)	(623.7)

Cash collateral netting [2]	(42.9)	(37.1)	(32.0)	(28.8)

Replacement values (trading and hedging) after netting agreements	79.8	81.7	57.3	58.4

of which recorded in trading assets (PRV) and trading liabilities (NRV)	75.8	80.5	55.3	57.3

of which recorded in other assets (PRV) and other liabilities (NRV)	4.0	1.2	2.0	1.1

1 Netting of balances receivable and payable based on legally enforceable netting agreements. 2 Netting of cash collateral received or paid based on legally enforceable master netting agreements.

Derivatives in fair value hedging relationships

	6M10		6M09

in	Gains/ (losses) recognized in income on derivatives	Gains/ (losses) recognized in income on hedged items	Gains/ (losses) recognized in income on derivatives	Gains/ (losses) recognized in income on hedged items

Derivatives in fair value hedging relationships (CHF million)

Interest rate products	995	(1,010)	(566)	461

Foreign exchange products	31	(32)	(4)	5

Total	1,026	(1,042)	(570)	466

Represents gains/(losses) recognized in trading revenues.

Details of fair value hedges

in	6M10	6M09

Fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(16)	(104)

Derivatives in cash flow hedging relationships

	6M10		6M09

in	Gains/ (losses) recognized in AOCI on derivatives	Gains/ (losses) reclassified from AOCI into income	Gains/ (losses) recognized in AOCI on derivatives	Gains/ (losses) reclassified from AOCI into income

Derivatives in cash flow hedging relationships (CHF million)

Foreign exchange products	23	0	31	(1)	[1]

Represents gains/(losses) on effective portion.
1 Included in total operating expenses.

Details of cash flow hedges

end of	6M10	2009

Cash flow hedges (CHF million)

Expected reclassification from AOCI into earnings during the next 12 months	22	0

Derivatives in net investment hedging relationships

	6M10			6M09

in	Gains/ (losses) recognized in AOCI on derivatives	Gains/ (losses) reclassified from AOCI into income		Gains/ (losses) recognized in AOCI on derivatives	Gains/ (losses) reclassified from AOCI into income

Derivatives in net investment hedging relationships (CHF million)

Interest rate products	8	0		29	0

Foreign exchange products	492	3	[1]	(1,787)	(14)	[2]

Total	500	3		(1,758)	(14)

Represents gains/(losses) on effective portion.
1 Included in other revenues. 2 Primarily included in discontinued operations.

Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and in a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the negative replacement value of derivative instruments with credit-risk-related contingent features.

Contingent credit risk

end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

6M10 (CHF billion)

Current net exposure	18.3	2.1	1.5	21.9

Collateral posted	14.5	2.1	–	16.6

Additional collateral required in a one-notch downgrade event	0.2	1.9	0.7	2.8

Additional collateral required in a two-notch downgrade event	0.4	3.5	1.1	5.0

2009 (CHF billion)

Current net exposure	10.5	3.3	1.6	15.4

Collateral posted	9.0	3.4	–	12.4

Additional collateral required in a one-notch downgrade event	0.2	2.4	0.7	3.3

Additional collateral required in a two-notch downgrade event	0.5	4.4	1.0	5.9

Credit derivatives
The following tables reflect the maximum potential amount of future payments that the Bank would be required to make under the credit derivatives as a result of credit-risk-related events for which it has sold protection. The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts. The fair values of the derivatives also give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable. To reflect the quality of the payment risk on credit protection sold, the Bank assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and their relative importance, are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

The tables also include the estimated recoveries that would be received if the specified credit event occurred, including the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Bank and the impact of any purchased protection with an identical reference instrument and product type. In the normal course of business, the Bank also purchases protection to offset the risk of sold protection that may have similar, but not identical, reference instruments, and may use similar, but not identical, products. The impacts of these transactions have not been included in the estimate of recoveries. In addition, to reduce its credit risk, the Bank enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract, and, therefore, has not been included in the estimate of recoveries.

Credit derivative maximum potential payout by maturity

end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

6M10 (CHF million)

Single-name instruments	93,813	555,713	129,002	778,528

Multi-name instruments	30,907	268,285	50,639	349,831

Total	124,720	823,998	179,641	1,128,359

2009 (CHF million)

Single-name instruments	100,387	592,552	137,849	830,788

Multi-name instruments	31,154	256,008	63,297	350,459

Total	131,541	848,560	201,146	1,181,247

Credit derivative exposure on sold protection

	6M10			2009

end of	Maximum potential payout	Fair value	Recoveries	Maximum potential payout	Fair value	Recoveries

Single-name instruments (CHF million)

Investment grade [1]	548,402	(2,854)	535,331	608,386	8,712	598,895

Non-investment grade	230,127	(12,524)	205,440	222,402	(12,790)	215,675

Total single-name instruments	778,529	(15,378)	740,771	830,788	(4,078)	814,570

of which sovereigns	131,026	(3,220)	130,089	128,760	(782)	128,141

of which non-sovereigns	647,503	(12,158)	610,682	702,028	(3,296)	686,429

Multi-name instruments (CHF million)

Investment grade [1]	274,295	(9,451)	255,932	291,880	(9,271)	285,683

Non-investment grade	75,535	(5,211)	72,404	58,579	494	56,144

Total multi-name instruments	349,830	(14,662)	328,336	350,459	(8,777)	341,827

of which sovereigns	16,224	(556)	15,199	347	(58)	111

of which non-sovereigns	333,606	(14,106)	313,137	350,112	(8,719)	341,716

1 Based on internal ratings of BBB and above.

The following table provides the Group’s percentage allocation of purchased credit protection by counterparty.
Credit protection purchased by counterparty

end of	6M10	2009

Credit protection purchased by counterparty (in %)

Banks and broker-dealers [1]	93	93

Other financial institutions [2]	6	6

Other counterparties	1	1

Total	100	100

1 Includes clearing houses. 2 Primarily hedge funds.

The tables “Credit derivative maximum potential payout by maturity” and “Credit derivative exposure on sold protection” do not include all credit derivatives and differ from the balance for credit derivatives in the fair value of derivative instruments table. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit-risk-related events specified in the contract. Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit-risk-related events specified in the contract. A TRS only provides protection against a loss in asset value, and not against additional amounts as a result of specific credit events. Collateralized debt obligations (CDOs) are also excluded because the derivative embedded in a CDO does not require bifurcation under US GAAP as it relates to the creditworthiness of the securitized financial assets and liabilities. As a result, they are not subject to this disclosure.

Note 22 Guarantees and commitments
For further information, refer to Note 23 – Guarantees and commitments in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q10 and to Note 29 – Guarantees and commitments in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2009.

Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

6M10 (CHF million)

Credit guarantees and similar instruments	2,793	6,089	8,882	8,192		578	4,457

Performance guarantees and similar instruments	8,620	3,508	12,128	10,727		94	4,261

Securities lending indemnifications	23,132	0	23,132	23,132		0	23,132

Derivatives	167,979	36,924	204,903	204,903		8,382	–	[2]

Other guarantees	3,456	963	4,419	4,328		5	1,872

Total guarantees	205,980	47,484	253,464	251,282		9,059	33,722

2009 (CHF million)

Credit guarantees and similar instruments	3,197	4,784	7,981	7,223		543	4,364

Performance guarantees and similar instruments	6,176	5,715	11,891	10,438		93	3,896

Securities lending indemnifications	22,644	0	22,644	22,644		0	22,644

Derivatives	128,204	83,847	212,051	212,051		6,294	–	[2]

Other guarantees	3,490	939	4,429	4,361		10	1,851

Total guarantees	163,711	95,285	258,996	256,717		6,940	32,755

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

6M10 (CHF million)

Irrevocable commitments under documentary credits	4,603	21	4,624	3,993		1,704

Loan commitments	154,663	59,585	214,248	208,062		144,597

Forward reverse repurchase agreements	57,276	85	57,361	57,361		57,361

Other commitments	1,222	2,023	3,245	3,245		26

Total other commitments	217,764	61,714	279,478	272,661		203,688

2009 (CHF million)

Irrevocable commitments under documentary credits	4,520	40	4,560	4,160		2,020

Loan commitments	165,542	52,689	218,231	211,876		149,720

Forward reverse repurchase agreements	43,481	0	43,481	43,481		43,481

Other commitments	6,350	2,513	8,863	8,863		6

Total other commitments	219,893	55,242	275,135	268,380		195,227

1 Total net amount is computed as the gross amount less any participations.

Note 23 Transfers of financial assets and variable interest entities
For further information, refer to Note 24 – Transfers of financial assets and variable interest entities in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q10 and Note 30 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2009.

Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M10 and 6M09 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement as of the end of 6M10 and 6M09, regardless of when the securitization occurred.

Securitizations

in	6M10	6M09	[1]

Gains and cash flows (CHF million)

Commercial mortgage-backed securities (CMBS)
Net gain [2]	13	0

Proceeds from transfer of assets	523	0

Cash received on interests that continue to be held	83	126

Residential mortgage-backed securities (RMBS)
Net gain [2]	109	66

Proceeds from transfer of assets	19,373	14,418

Servicing fees	3	2

Cash received on interests that continue to be held	225	108

Asset-backed securities (ABS) [3]
Cash received on interests that continue to be held	4	14

Collateralized debt obligation (CDO)
Net gain/(loss) [2]	(6)	6

Proceeds from transfer of assets	2,284	334

Purchases of previously transferred financial assets or its underlying collateral	(1,258)	(973)

Cash received on interests that continue to be held	112	155

1 Amounts were previously presented separately as qualified special purpose entities (QSPEs) and SPEs. The change in the presentation was a result of new guidance. 2 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 3 Primarily home equity loans.

Other asset-based financing arrangements
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M10 and 6M09 transfers (which were not securitizations) treated as sales, along with cash flows between the Bank and the SPEs used in such transfers in which the Bank had continuing involvement as of the end of 6M10 and 6M09, regardless of when the transfer of assets occurred.

Other asset-backed financing activities

in	6M10	6M09

Gains and cash flows (CHF million)

Net gain [1]	17	8

Proceeds from transfer of assets [2]	260	213

Purchases of previously transferred financial assets or its underlying collateral	(527)	(9)

Cash received on interests that continue to be held	712	514

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 6M10 and 2009, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

end of	6M10		2009	[1]

CHF million

CMBS
Principal amount outstanding	46,005	[2]	48,854	[2]

Total assets of SPE	69,164		71,477

RMBS
Principal amount outstanding	96,946	[2]	92,083	[2]

Total assets of SPE	103,766		99,119

ABS
Principal amount outstanding	4,938	[2]	7,244

Total assets of SPE	4,943		7,244

CDO
Principal amount outstanding	36,296	[2]	37,474	[2]

Total assets of SPE	36,351		37,952

Other asset-backed financing activities
Principal amount outstanding	10,840		12,261	[2]

Total assets of SPE	10,840		13,862

1 Amounts were previously presented separately as QSPEs and SPEs. The change in the presentation was a result of new guidance. 2 Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.

Key economic assumptions at the time of transfer
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer

at time of transfer	CMBS	RMBS

CHF million, except where indicated

Fair value of beneficial interests	90	1,037

of which level 2	90	974

of which level 3	0	63

Weighted-average life, in years	6.4	10.2

Prepayment speed assumption (rate per annum), in % [1]	-	0.3-43.7

Cash flow discount rate (rate per annum), in % [2]	5.5-10.2	0.6-70.1

Expected credit losses (rate per annum), in %	3.2-8.0	0.0-71.5

Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 6M10 and 2009.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 6M10	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	332		1,869	49	1,169		2,238

of which non-investment grade	33		919	48	922		2,183

Weighted-average life, in years	3.8		6.3	4.6	3.2		3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.7-34.1	0.8-1.1	–		–

Impact on fair value from 10% adverse change	–		(44.3)	(0.1)	–		–

Impact on fair value from 20% adverse change	–		(87.8)	(0.1)	–		–

Cash flow discount rate (rate per annum), in % [4]	3.5-46.3		0.9-50.0	2.9-19.8	0.5-29.2		0.9-7.8

Impact on fair value from 10% adverse change	(13.2)		(75.3)	(0.5)	(2.2)		(7.5)

Impact on fair value from 20% adverse change	(25.6)		(142.3)	(0.9)	(4.3)		(13.6)

Expected credit losses (rate per annum), in %	2.9-45.7		2.4-49.2	1.5-18.7	3.2-27.6		5.2-13.5

Impact on fair value from 10% adverse change	(10.4)		(61.7)	(0.3)	(1.7)		(5.1)

Impact on fair value from 20% adverse change	(20.2)		(117.3)	(0.6)	(3.2)		(10.6)

end of 2009	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,216		1,831	93	1,230		2,636

of which non-investment grade	403		673	86	956		1,527

Weighted-average life, in years	2.7		5.0	4.3	3.7		3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-32.4	1.7-4.5	–		–

Impact on fair value from 10% adverse change	–		(31.9)	(0.3)	–		–

Impact on fair value from 20% adverse change	–		(66.0)	(0.5)	–		–

Cash flow discount rate (rate per annum), in % [4]	5.6-51.6		2.2-53.5	5.1-48.2	0.5-41.3		0.2-7.8

Impact on fair value from 10% adverse change	(24.2)		(48.3)	(0.8)	(2.1)		(6.1)

Impact on fair value from 20% adverse change	(46.6)		(91.6)	(1.5)	(4.0)		(11.7)

Expected credit losses (rate per annum), in %	3.3-48.1		3.3-49.5	3.4-47.5	1.0-39.3		0.5-9.7

Impact on fair value from 10% adverse change	(17.9)		(27.4)	(0.6)	(1.3)		(5.0)

Impact on fair value from 20% adverse change	(34.7)		(51.4)	(1.2)	(2.5)		(8.8)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 6M10 and 2009.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved

end of	6M10	2009

CHF million

CMBS
Other assets	629	940

Liability to SPE, included in Other liabilities	(629)	(940)

RMBS
Other assets	115	296

Liability to SPE, included in Other liabilities	(115)	(296)

ABS
Trading assets	152	116

Other assets	1,137	1,137

Liability to SPE, included in Other liabilities	(1,289)	(1,253)

CDO
Trading assets	219	193

Other assets	287	195

Liability to SPE, included in Other liabilities	(506)	(388)

Other asset-backed financing activities
Trading assets	1,183	1,575

Other assets	72	15

Liability to SPE, included in Other liabilities	(1,255)	(1,590)

Variable interest entities
Consolidated VIEs
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 6M10 and 2009.
Consolidated VIEs in which the Bank was the primary beneficiary

			Financial intermediation

end of 6M10	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,129	32	92	109	168	478	2,008

Interest-bearing deposits with banks	0	0	0	0	0	289	289

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	1,330	1,330

Trading assets	1,486	352	5	3,597	737	335	6,512

Investment securities	0	422	0	0	0	0	422

Other investments	0	0	0	39	2,161	626	2,826

Net loans	0	2,920	1,795	0	59	1,148	5,922

Premises and equipment	0	0	0	0	0	17	17

Other assets [1]	8,553	1,374	8,115	21	1,595	291	19,949

Total assets of consolidated VIEs	11,168	5,100	10,007	3,766	4,720	4,514	39,275

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	34	34

Trading liabilities	34	0	0	346	0	3	383

Short-term borrowings	0	4,114	0	238	0	0	4,352

Long-term debt	10,830	27	10,273	309	225	254	21,918

Other liabilities	82	9	762	29	417	303	1,602

Total liabilities of consolidated VIEs	10,946	4,150	11,035	922	642	594	28,289

Total assets of consolidated VIEs increased CHF 30.5 billion, from CHF 8.8 billion as of 2009 to CHF 39.3 billion as of 6M10. A significant portion of the increase was due to the adoption of ASU 2009-17 as of January 1, 2010, including an incremental increase to the Bank's consolidated balance sheet from the adoption of ASU 2009-17 of CHF 15.0 billion and an increase in total assets of consolidated VIEs of CHF 12.9 billion of variable interest assets previously recognized on the Bank's balance sheet as of the end of 2009 that are now recognized as assets of consolidated VIEs. Additionally, the increase includes CHF 2.6 billion of assets from 6M10 activity and certain previously consolidated VIEs that were not required to be included in this disclosure prior to the adoption of ASU 2009-17.
1 The majority relates to loans held-for-sale.

Consolidated VIEs in which the Bank was the primary beneficiary (continued)

end of 2009	CDO	Financial inter- mediation	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	9	515	524

Trading assets	473	2,750	3,223

Other investments	0	3,287	3,287

Net loans	0	157	157

Other assets	1	1,598	1,599

Total assets of consolidated VIEs	483	8,307	8,790

of which structured investment products	–	1,580	1,580

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	0	466	466

Short-term borrowings	15	0	15

Long-term debt	193	1,717	1,910

Other liabilities	6	520	526

Total liabilities of consolidated VIEs	214	2,703	2,917

Non-consolidated VIEs
In December 2009, the FASB issued ASU 2009-17, changing how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated, but did not require retrospective application. The disclosure for 2009 has not been restated to reflect the expanded scope of entities now subject to consolidation, primarily relating to qualified SPEs, and therefore is not comparable to the 6M10 disclosure.

Non-consolidated VIEs

		Financial intermediation

end of 6M10	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	760	3,378	1,512	828	1,016	7,494

Net loans	707	184	1,548	6,549	2,132	11,120

Other assets	0	0	141	0	83	224

Total variable interest assets	1,467	3,562	3,201	7,377	3,231	18,838

Maximum exposure to loss (CHF million)

Maximum exposure to loss	1,601	7,746	3,383	8,004	3,709	24,443

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	13,957	110,735	53,987	27,374	14,873	220,926

			Financial intermediation

end of 2009	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	789	659	1,132	2,400	1,168	715	6,863

Net loans	694	12,255	3,651	1,710	4,401	537	23,248

Other assets	0	4	0	190	0	1	195

Total variable interest assets	1,483	12,918	4,783	4,300	5,569	1,253	30,306

Maximum exposure to loss (CHF million)

Maximum exposure to loss	1,678	13,138	8,925	4,301	6,394	1,517	35,953

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	20,150	5,098	37,015	41,191	24,638	6,519	134,611

Note 24 Fair value of financial instruments
For further information, refer to Note 25 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q10 and to Note 31 – Financial instruments in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2009.

Assets and liabilities measured at fair value on a recurring basis

end of 6M10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	289	0	0		289

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	151,542	1,583	0		153,125

Debt	367	6,364	0	0		6,731

of which corporates	0	5,961	0	0		5,961

Equity	36,003	13	0	0		36,016

Securities received as collateral	36,370	6,377	0	0		42,747

Debt	90,410	61,561	10,447	0		162,418

of which foreign governments	71,018	9,535	195	0		80,748

of which corporates	36	36,035	3,972	0		40,043

of which RMBS	18,311	9,741	2,809	0		30,861

of which CMBS	0	2,259	1,871	0		4,130

of which CDO	0	3,863	1,066	0		4,929

Equity	78,046	13,116	585	0		91,747

Derivatives	10,666	878,598	10,647	(824,157)		75,754

of which interest rate products	3,524	668,031	2,136	–		–

of which foreign exchange products	1	88,952	781	–		–

of which equity/index-related products	6,373	35,657	3,224	–		–

of which credit derivatives	0	61,588	3,123	–		–

Other	6,584	9,346	2,309	0		18,239

Trading assets	185,706	962,621	23,988	(824,157)		348,158

Debt	6,780	458	443	0		7,681

of which foreign governments	6,779	125	20	0		6,924

of which CDO	0	0	424	0		424

Equity	4	92	0	0		96

Investment securities	6,784	550	443	0		7,777

Private equity	0	0	4,948	0		4,948

of which equity funds	0	0	3,804	0		3,804

Hedge funds	0	922	250	0		1,172

of which debt funds	0	542	116	0		658

Other equity investments	1,322	125	6,979	0		8,426

of which private	0	40	6,973	0		7,013

Life finance instruments	0	0	2,234	0		2,234

Other investments	1,322	1,047	14,411	0		16,780

Loans	0	11,007	12,212	0		23,219

of which commercial and industrial loans	0	6,134	7,050	0		13,184

of which financial institutions	0	4,658	4,475	0		9,133

Other intangible assets (mortgage servicing rights)	0	0	90	0		90

Other assets	2,916	25,495	15,912	(225)		44,098

of which loans held-for-sale	0	12,395	15,480	0		27,875

Total assets at fair value	233,098	1,158,928	68,639	(824,382)		636,283

Less other investments - equity at fair value attributable to noncontrolling interests	(1,116)	(158)	(8,113)	0		(9,387)

Less assets consolidated under ASU 2009-17 [2]	0	(10,929)	(13,250)	0		(24,179)

Assets at fair value attributable to shareholders	231,982	1,147,841	47,276	(824,382)		602,717

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Assets of consolidated VIEs which the Group does not consolidate under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 6M10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,337	0	0		4,337

Customer deposits	0	2,983	0	0		2,983

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	130,279	0	0		130,279

Debt	367	6,364	0	0		6,731

of which corporates	0	5,961	0	0		5,961

Equity	36,003	13	0	0		36,016

Obligations to return securities received as collateral	36,370	6,377	0	0		42,747

Debt	52,295	10,740	114	0		63,149

of which foreign governments	52,208	1,051	0	0		53,259

of which corporates	1	9,158	114	0		9,273

Equity	19,924	750	79	0		20,753

Derivatives	10,694	878,907	9,073	(818,153)		80,521

of which interest rate products	3,497	661,510	1,903	–		–

of which foreign exchange products	1	99,633	1,909	–		–

of which equity/index-related products	6,521	35,767	2,934	–		–

of which credit derivatives	0	58,058	1,114	–		–

Trading liabilities	82,913	890,397	9,266	(818,153)		164,423

Short-term borrowings	0	3,016	288	0		3,304

Long-term debt	0	65,265	23,831	0		89,096

of which treasury debt over two years	0	24,174	0	0		24,174

of which structured notes over two years	0	15,875	12,448	0		28,323

of which nonrecourse liabilities	0	10,876	10,665	0		21,541

Other liabilities	0	26,097	4,393	(643)		29,847

of which failed sales	0	2,993	2,387	0		5,380

Total liabilities at fair value	119,283	1,128,751	37,778	(818,796)		467,016

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 2009	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	126,789	1,514	0		128,303

Debt	3,824	713	0	0		4,537

of which corporates	3,368	681	0	0		4,049

Equity	32,834	0	0	0		32,834

Securities received as collateral	36,658	713	0	0		37,371

Debt	92,651	54,651	11,975	0		159,277

of which foreign governments	60,437	10,721	39	0		71,197

of which corporates	3,181	32,440	4,811	0		40,432

of which RMBS	27,496	7,449	3,626	0		38,571

of which CMBS	0	1,119	2,461	0		3,580

Equity	86,039	13,505	487	0		100,031

Derivatives	6,457	693,206	11,192	(655,532)		55,323

of which credit derivatives	0	63,862	4,339	–		–

Other	5,852	8,514	2,310	0		16,676

Trading assets	190,999	769,876	25,964	(655,532)		331,307

Debt	8,511	487	86	0		9,084

of which foreign governments	8,508	119	19	0		8,646

Equity	4	102	0	0		106

Investment securities	8,515	589	86	0		9,190

Private equity	0	35	4,538	0		4,573

of which equity funds	0	35	3,547	0		3,582

Hedge funds	0	1,179	475	0		1,654

of which debt funds	0	624	209	0		833

Other equity investments	1,538	4,121	6,931	0		12,590

of which private	0	3,902	6,929	0		10,831

Life finance instruments	0	0	2,048	0		2,048

Other investments	1,538	5,335	13,992	0		20,865

Loans	0	25,167	11,079	0		36,246

Other intangible assets (mortgage servicing rights)	0	0	30	0		30

Other assets	5,772	16,605	6,744	(24)		29,097

Total assets at fair value	243,482	945,074	59,409	(655,556)		592,409

Less other investments - equity at fair value attributable to noncontrolling interests	(1,297)	(331)	(7,728)	0		(9,356)

Assets at fair value attributable to shareholder	242,185	944,743	51,681	(655,556)		583,053

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 2009	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,914	0	0		4,914

Customer deposits	0	2,038	0	0		2,038

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	121,930	206	0		122,136

Debt	3,824	713	0	0		4,537

of which corporates	3,368	681	0	0		4,049

Equity	32,834	0	0	0		32,834

Obligation to return securities received as collateral	36,658	713	0	0		37,371

Debt	48,707	9,687	92	0		58,486

of which foreign governments	48,665	2,534	0	0		51,199

of which corporates	7	7,007	92	0		7,106

Equity	18,587	501	31	0		19,119

Derivatives	5,986	691,927	11,828	(652,471)		57,270

of which credit derivatives	0	59,867	1,996	–		–

Trading liabilities	73,280	702,115	11,951	(652,471)		134,875

Short-term borrowings	0	3,219	164	0		3,383

Long-term debt	0	54,255	16,645	0		70,900

Other liabilities	246	26,136	3,994	(105)		30,271

Total liabilities at fair value	110,184	915,320	32,960	(652,576)		405,888

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis for level 3

						Trading revenues			Other revenues

6M10	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	[1]	On transfers in / out	[2]	On all other	On transfers in / out	[2]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,514	0	0	0		0		(1)	0		0	70	1,583

Debt	11,975	1,463	(1,540)	(2,761)		88		618	0		(1)	605	10,447

of which corporates	4,811	481	(359)	(1,182)		52		(98)	0		(1)	268	3,972

of which RMBS	3,626	548	(731)	(1,229)		22		407	0		0	166	2,809

of which CMBS	2,461	117	(135)	(669)		12		(37)	0		0	122	1,871

of which CDO	559	307	(304)	79		2		398	0		0	25	1,066

Equity	487	34	(90)	116		1		18	0		0	19	585

Derivatives	11,192	874	(1,151)	(1,002)		41		182	0		0	511	10,647

of which interest rate products	1,529	173	(150)	296		52		169	0		0	67	2,136

of which equity/index-related products	3,298	152	(282)	(724)		63		565	0		0	152	3,224

of which credit derivatives	4,339	489	(582)	(377)		(70)		(876)	0		0	200	3,123

Other	2,310	370	(601)	73		(1)		52	0		0	106	2,309

Trading assets	25,964	2,741	(3,382)	(3,574)		129		870	0		(1)	1,241	23,988

Investment securities	86	0	0	356		0		4	0		0	(3)	443

Equity	11,944	143	(331)	(252)		0		3	31		164	475	12,177

Life finance instruments	2,048	0	0	(38)		0		130	0		0	94	2,234

Other investments	13,992	143	(331)	(290)		0		133	31		164	569	14,411

Loans	11,079	835	(312)	155		7		(42)	0		9	481	12,212

of which commercial and industrial loans	8,346	251	(113)	(1,537)		3		(275)	0		9	366	7,050

of which financial institutions	2,454	180	(95)	1,598		4		231	0		0	103	4,475

Other intangible assets	30	0	0	87		0		0	0		(28)	1	90

Other assets	6,744	1,484	(1,309)	7,772		31		899	0		18	273	15,912

of which loans held-for-sale	6,220	1,457	(1,287)	7,857		31		931	0		21	250	15,480

Total assets at fair value	59,409	5,203	(5,334)	4,506		167		1,863	31		162	2,632	68,639

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	206	0	0	(217)		0		0	0		0	11	0

Trading liabilities	11,951	909	(1,498)	(2,359)		234		(529)	0		0	558	9,266

of which interest rate derivatives	1,788	128	(142)	(210)		(16)		273	0		0	82	1,903

of which foreign exchange derivatives	2,936	59	(15)	(1,126)		(1)		(84)	0		0	140	1,909

of which equity/index-related derivatives	3,635	253	(468)	(478)		185		(363)	0		0	170	2,934

of which credit derivatives	1,996	444	(567)	(351)		36		(540)	0		0	96	1,114

Short-term borrowings	164	12	(14)	160		0		(40)	0		0	6	288

Long-term debt	16,646	1,532	(2,156)	6,514		(256)		799	0		0	752	23,831

of which structured notes over two years	14,781	1,086	(1,996)	(1,231)		(126)		(756)	0		0	690	12,448

of which nonrecourse liabilities	0	350	(16)	8,928		(126)		1,558	0		0	(29)	10,665

Other liabilities	3,994	145	(67)	508		(4)		(403)	0		46	174	4,393

of which failed sales	1,932	106	(28)	668		(4)		(373)	0		0	86	2,387

Total liabilities at fair value	32,961	2,598	(3,735)	4,606		(26)		(173)	0		46	1,501	37,778

Net assets/liabilities at fair value	26,448	2,605	(1,599)	(100)		193		2,036	31		116	1,131	30,861

1 Includes CHF 10.1 billion of level 3 assets shown as purchases due to the adoption of ASU 2009-17 as of January 1, 2010. For further information, refer to Note 1 – Summary of significant accounting policies. 2 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)

					Trading revenues			Other revenues

6M09	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	On transfers in	On transfers out	On all other	On transfers in	On transfers out	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Debt	19,860	1,245	(2,102)	(6,244)	29	545	(902)	0	0	0	748	13,179

Equity	2,183	1,190	(215)	(1,343)	(150)	(3)	(208)	0	0	0	133	1,587

Derivatives	24,792	4,090	(5,533)	(10,511)	(1,173)	1,079	1,372	0	0	0	1,069	15,185

Other	4,254	67	(409)	(971)	0	83	429	0	0	(14)	186	3,625

Trading assets	51,089	6,592	(8,259)	(19,069)	(1,294)	1,704	691	0	0	(14)	2,136	33,576

Debt	0	0	0	243	0	0	2	0	0	0	(8)	237

of which foreign government	0	0	0	116	0	0	1	0	0	0	3	120

Equity	0	0	0	133	0	0	1	0	0	0	15	149

Investment securities	0	0	0	376	0	0	3	0	0	0	7	386

Equity	16,888	353	(60)	617	1	0	56	(51)	16	(2,245)	556	16,131

Other	1,942	10	(2)	408	1	0	(220)	0	0	0	50	2,189

Other investments	18,830	363	(62)	1,025	2	0	(164)	(51)	16	(2,245)	606	18,320

Loans	14,309	627	(1,032)	(3,230)	15	(60)	664	0	0	0	594	11,887

Other intangible assets	113	0	0	(22)	0	0	0	0	0	(35)	5	61

Other assets	13,645	652	(1,423)	(2,358)	(134)	207	(939)	0	0	0	471	10,121

Total assets at fair value	97,986	8,234	(10,776)	(23,278)	(1,411)	1,851	255	(51)	16	(2,294)	3,819	74,351

Liabilities (CHF million)

Due to banks	3	0	0	(3)	0	0	0	0	0	0	0	0

Debt	91	94	(14)	(50)	3	2	1	0	0	0	1	128

Equity	34	109	(4)	3	7	(1)	7	0	0	0	(2)	153

Derivatives	23,456	3,576	(6,540)	(5,135)	(880)	944	(2,426)	0	0	0	970	13,965

Other	10	0	0	23	0	0	(33)	0	0	0	0	0

Trading liabilities	23,591	3,779	(6,558)	(5,159)	(870)	945	(2,451)	0	0	0	969	14,246

Short-term borrowings	350	402	(3)	(484)	(4)	(2)	92	0	0	0	25	376

Long-term debt	23,853	1,265	(2,639)	(3,540)	128	126	(280)	0	0	0	918	19,831

Other liabilities	3,250	801	(299)	54	6	(11)	(216)	135	0	(34)	93	3,779

Total liabilities at fair value	51,047	6,247	(9,499)	(9,132)	(740)	1,058	(2,855)	135	0	(34)	2,005	38,232

Net assets/liabilities at fair value	46,939	1,987	(1,277)	(14,146)	(671)	793	3,110	(186)	16	(2,260)	1,814	36,119

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

	6M10				6M09

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	2,229	147	2,376	[1]	3,232	(2,430)	802	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	1,897	40	1,937		(4,014)	(2,233)	(6,247)

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Nonrecurring fair value changes

end of	6M10	2009

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.7	1.1

of which level 2	0.1	0.1

of which level 3	0.6	1.0

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

	6M10			2009

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans	44	103	(59)	168	273	(105)

Non-interest-earning loans	988	2,946	(1,958)	1,519	3,763	(2,244)

Financial instruments (CHF million)

Interest-bearing deposits with banks	289	288	1	0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	153,125	152,260	865	128,303	127,575	728

Loans	23,219	23,815	(596)	36,246	33,672	2,574

Other assets	28,472	46,101	(17,629)	11,991	23,441	(11,450)

Due to banks and customer deposits	(1,260)	(1,252)	(8)	(1,815)	(1,817)	2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(130,279)	(130,075)	(204)	(122,136)	(122,053)	(83)

Short-term borrowings	(3,304)	(3,512)	208	(3,383)	(3,439)	56

Long-term debt	(89,096)	(101,440)	12,344	(70,900)	(72,133)	1,233

Other liabilities	(5,379)	(8,106)	2,727	(6,197)	(8,531)	2,334

Gains and losses on financial instruments

	6M10		6M09

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Interest-bearing deposits with banks	10	[1]	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	998	[1]	775	[1]

Other trading assets	68	[2]	131	[2]

Other investments	(176)	[3]	610	[3]

of which related to credit risk	(18)		(12)

Loans	(513)	[2]	4,677	[2]

of which related to credit risk	453		3,531

Other assets	1,755	[1]	(549)	[2]

of which related to credit risk	(50)		(1,030)

Due to banks and customer deposits	(12)	[2]	(20)	[1]

of which related to credit risk	0		(9)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30	[2]	(483)	[1]

Short-term borrowings	109	[2]	(205)	[2]

of which related to credit risk [4]	0		(32)

Long-term debt	1,449	[2]	(3,480)	[2]

of which related to credit risk [4]	964		(2,162)

Other liabilities	46	[3]	935	[2]

of which related to credit risk	(34)		1,033

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

Fair value, unfunded commitments and term of redemption conditions

end of 6M10	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	20		13		33	0

Equity funds	65		8,064	[1]	8,129	0

Equity funds sold short	0		(212)		(212)	0

Total funds held in trading assets and liabilities	85		7,865		7,950	0

Debt funds	22		636		658	0

Equity funds	2		233		235	0

Real estate funds	0		2		2	0

Others	0		277		277	0

Hedge funds	24		1,148	[2]	1,172	0

Debt funds	15		0		15	23

Equity funds	3,804		0		3,804	1,354

Real estate funds	262		0		262	77

Others	867		0		867	283

Private equities	4,948		0		4,948	1,737

Equity method investments	1,267		0		1,267	0

Total funds held in other investments	6,239		1,148		7,387	1,737

Total fair value	6,324	[3]	9,013	[4]	15,337	1,737	[5]

1 46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 30% is redeemable on a monthly basis with a notice period primarily of more than 30 days and 13% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 70% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 14% is redeemable on demand with a notice period of less than 30 days and 8% is redeemable on an annual basis with a notice period of more than 60 days. 3 Includes CHF 2,921 million attributable to noncontrolling interests. 4 Includes CHF 155 million attributable to noncontrolling interests. 5 Includes CHF 784 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)

end of 2009	Non-redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	29		65		94	0

Equity funds	120		8,002	[1]	8,122	0

Equity funds sold short	0		(45)		(45)	0

Total funds held in trading assets and liabilities	149		8,022		8,171	0

Debt funds	189		650		839	0

Equity funds	0		205		205	0

Real estate funds	0		129		129	0

Others	1		486		487	0

Hedge funds	190		1,470	[2]	1,660	0

Debt funds	18		0		18	22

Equity funds	3,547		35		3,582	1,648

Real estate funds	251		0		251	85

Others	722		0		722	222

Private equity	4,538		35		4,573	1,977

Equity method investments	1,526		16		1,542	0

Total funds held in other investments	6,254		1,521		7,775	1,977

Total fair value	6,403	[3]	9,543		15,946	1,977	[4]

1 40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 38% is redeemable on a monthly basis with a notice period primarily of more than 30 days and 13% is redeemable on an annual basis with a notice period of more than 60 days. 2 61% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period of more than 60 days, 23% is redeemable on an annual basis with a notice period of more than 60 days and 9% is redeemable on demand with a notice period of less than 30 days. 3 Includes CHF 2,631 million attributable to noncontrolling interests. 4 Includes CHF 803 million attributable to noncontrolling interests.

Carrying value and estimated fair values of financial instruments

	6M10		2009

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	249,496	249,496	208,378	208,378

Securities received as collateral	42,747	42,747	37,371	37,371

Trading assets	348,158	348,158	331,307	331,307

Investment securities	7,777	7,777	9,190	9,190

Loans	208,661	211,688	221,452	223,586

Other financial assets [1]	230,167	230,206	178,810	178,866

Financial liabilities (CHF million)

Due to banks and deposits	311,425	311,407	308,778	308,767

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	202,932	202,932	191,587	191,587

Obligation to return securities received as collateral	42,747	42,747	37,371	37,371

Trading liabilities	164,423	164,423	134,875	134,875

Short-term borrowings	20,067	20,067	6,058	6,058

Long-term debt	180,712	178,671	156,676	156,257

Other financial liabilities [2]	149,417	149,417	129,199	129,199

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 25 Assets pledged or assigned
For further information, refer to Note 26 – Assets pledged or assigned in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q10 and to Note 32 – Assets pledged or assigned in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2009.

Assets pledged or assigned

end of	6M10	2009

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	198,144	216,651

of which assets provided with the right to sell or repledge	136,498	141,489

Fair value of collateral received with the right to sell or repledge	391,178	335,764

of which sold or repledged	342,774	300,807

Note 26 Litigation
For further information, refer to Note 28 – Litigation in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q09.